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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -----------------

                                 SCHEDULE 13D/A
                               (Amendment No. 5)*


                             EVOLVE SOFTWARE, INC.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                   30049P104
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                     Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                     (Name, address and telephone Number of
                      Person Authorized to Receive Notices
                              And Communications)

                                   Copies to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                                 (650) 752-2000

                                October 9, 2001
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            (Date of Event which Requires Filing of this Statement)

                               -----------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following box G.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

----------------------------
 CUSIP No. 30049P104                   13D
----------------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Warburg Pincus Private Equity VIII, L.P.             I.R.S. #13-416869
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      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
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      3   SEC USE ONLY

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      4   SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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                                        7        SOLE VOTING POWER
                                                 0
               NUMBER OF SHARES        -----------------------------------------
          BENEFICIALLY OWNED BY EACH    8        SHARED VOTING POWER
            REPORTING PERSON WITH                74,359,628(1)
                                       -----------------------------------------
                                        9        SOLE DISPOSITIVE POWER
                                                 0
                                       -----------------------------------------
                                       10        SHARED DISPOSITIVE POWER
                                                 74,359,628(1)
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          74,359,628(1)
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          61.5%(2)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------


---------------------

(1) Includes approximately 40,540,541 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 7,500,000 shares of Common Stock that may be acquired within 60 days pursuant to Common Stock Warrants, 26,315,789 shares of Common Stock that may be acquired at any time upon conversion of Series B Preferred Stock (discussed in Items 3-5) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co. Does not include an adjustment to account for the 8.00% increase per year in the number of shares of Common Stock that the Series A and Series B Preferred Stock is convertible to, as described in Item 4.

(2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of October 8, 2002 (as represented to the Reporting Persons by the issuer) including shares issuable upon conversion of Series A Preferred Stock and Series B Preferred Stock issued and outstanding on the date hereof and shares issuable within 60 days to the Reporting Persons.

----------------------------
 CUSIP No. 30049P104                   13D
----------------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Warburg Pincus & Co.                               I.R.S. #13-6358475
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*
          N/A
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER
                                                 0
               NUMBER OF SHARES        -----------------------------------------
          BENEFICIALLY OWNED BY EACH    8        SHARED VOTING POWER
            REPORTING PERSON WITH                74,359,628(1)
                                       -----------------------------------------
                                        9        SOLE DISPOSITIVE POWER
                                                 0
                                       -----------------------------------------
                                       10        SHARED DISPOSITIVE POWER
                                                 74,359,628(1)
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          74,359,628(1)
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          61.5%(2)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------


---------------------

(1) Includes approximately 40,540,541 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 7,500,000 shares of Common Stock that may be acquired within 60 days pursuant to Common Stock Warrants, 26,315,789 shares of Common Stock that may be acquired at any time upon conversion of Series B Preferred Stock (discussed in Items 3-5) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co. Does not include an adjustment to account for the 8.00% increase per year in the number of shares of Common Stock that the Series A and Series B Preferred Stock is convertible to, as described in Item 4.

(2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of October 8, 2002 (as represented to the Reporting Persons by the issuer) including shares issuable upon conversion of Series A Preferred Stock and Series B Preferred Stock issued and outstanding on the date hereof and shares issuable within 60 days to the Reporting Persons.

----------------------------
 CUSIP No. 30049P104                   13D
----------------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Warburg Pincus LLC                                 I.R.S. #13-3536050
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*
          N/A
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER
                                                 0
               NUMBER OF SHARES        -----------------------------------------
          BENEFICIALLY OWNED BY EACH    8        SHARED VOTING POWER
            REPORTING PERSON WITH                74,359,628(1)
                                       -----------------------------------------
                                        9        SOLE DISPOSITIVE POWER
                                                 0
                                       -----------------------------------------
                                       10        SHARED DISPOSITIVE POWER
                                                 74,359,628(1)
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          74,359,628(1)
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          61.5%(2)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------


---------------------

(1) Includes approximately 40,540,541 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 7,500,000 shares of Common Stock that may be acquired within 60 days pursuant to Common Stock Warrants, 26,315,789 shares of Common Stock that may be acquired at any time upon conversion of Series B Preferred Stock (discussed in Items 3-5) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co. Does not include an adjustment to account for the 8.00% increase per year in the number of shares of Common Stock that the Series A and Series B Preferred Stock is convertible to, as described in Item 4.

(2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of October 8, 2002 (as represented to the Reporting Persons by the issuer) including shares issuable upon conversion of Series A Preferred Stock and Series B Preferred Stock issued and outstanding on the date hereof and shares issuable within 60 days to the Reporting Persons.

     This Amendment No. 5 ("Amendment No. 5") to that certain statement on
Schedule 13D of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons") filed on October 3, 2001 (the "Original Statement") and amended on October 17, 2001, February 4, 2002, April 5, 2002 and August 29, 2002 (the "Amended Statements" and together with the Original Statement, the "Statement") hereby amends and restates the Statement as provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Statement. This Amendment is being filed to reflect the expiration on October 9, 2002 of the unexercised warrant to purchase Series A Preferred Stock of the Company.

     Items 5 and 6 of the Statement are hereby amended and restated in their entirety as follows:

Item 5. Interest in Securities of the Issuer.

     (a) Assuming (i) full conversion of the shares of Series A Preferred Stock issued to WP VIII on the Series A Closing Date and upon exercise of the March 25 Preferred Stock Warrant; (ii) full exercise for cash of all Common Stock Warrants issued to WP VIII on the Series A Closing Date and upon exercise of the March 25 Preferred Stock Warrant; and (iii) full conversion of the shares of Series B Preferred Stock issued to WP VIII on the Series B Closing Date, WP VIII may be deemed to beneficially own 74,356,330 shares of Common Stock, representing approximately 61.5% of the outstanding shares of Common Stock, based on the 46,509,175 shares of Common Stock outstanding as of October 8, 2002 (which number was represented to the Reporting Persons by the Company), calculated in accordance with Rule 13d-3 under the Exchange Act. By reason of their respective relationships with WP VIII and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to own beneficially 74,356,330 shares of Common Stock, representing approximately 61.5% of the outstanding Common Stock. Until such time as the Common Stock Warrants are exercised, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable thereon.

     One Member and Managing Director of WP LLC and Partner of WP owns approximately 3,298 shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of these shares.

     (b) WP and WP LLC share with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 74,359,628 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     As marked, the Series A Purchase Agreement and the agreements contemplated thereby were entered as of September 23, 2001 and are described in Item 3, Item 4 and Item 5 elsewhere in this Statement. As marked, the Series B Purchase Agreement and the agreements contemplated thereby were entered as of August 20, 2002 and are described in Item 3, Item 4 and Item 5 elsewhere in this Statement.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated October __, 2002                  WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                                 By:  Warburg, Pincus & Co.,
                                                      General Partner

                                                 By:  /s/ Scott Arenare
                                                      --------------------------
                                                      Name:  Scott Arenare
                                                      Title: Partner


Dated October __, 2002                  WARBURG PINCUS & Co.

                                                 By:  /s/ Scott Arenare
                                                      --------------------------
                                                      Name:  Scott Arenare
                                                      Title: Managing Director


Dated October __, 2002                  WARBURG PINCUS LLC

                                                 By:  /s/ Scott Arenare
                                                      --------------------------
                                                      Name:  Scott Arenare
                                                      Title: Partner